NU Logo Northeast
        Utilities System             107 Selden Street, Berlin, CT 06037

                                     Northeast Utilities Service Company
                                     P.O. Box 270
                                     Hartford, CT 06141-0270

                                     Charles W. Shivery
                                     Chairman of the Board, President,
                                       and Chief Executive Officer

Exhibit 20

September 30, 2004


Dear fellow Northeast Utilities shareholders:

Enclosed with this letter is your September 30 dividend check or a statement concerning the reinvestment of your September 30 dividend in additional Northeast Utilities shares. You will notice that the quarterly dividend has been raised to $0.1625 per share, an increase of 8.3 percent from the quarterly dividends you received earlier this year. This increase was announced at our May annual meeting and represents the fourth consecutive year that the Northeast Utilities Board of Trustees has raised the common dividend, effective in the third quarter of the year. We are pleased to report that the rate of our dividend increases over the past four years has been among the highest in the utility industry and underscores our confidence in our business plan and growth prospects.

Since it has been nearly six months since you received the 2003 annual report, we thought it would be helpful if we took this opportunity to update you on 2004 developments at Northeast
Utilities.

Financial Performance

In the first half of 2004, NU earned $90.3 million, or $0.71 per share, up from the $87.1 million, or $0.69 per share, we earned in the same period of 2003. Earnings have improved in both our regulated and our competitive businesses. Our four regulated utilities earned $80.5 million in the first half of 2004, compared with $73.6 million in the first half of 2003. This improvement is due primarily to higher electric rate levels that were implemented at the beginning of this year by The Connecticut Light and Power Company (CL&P), our largest regulated business. Our competitive energy businesses earned $21.7 million in the first half of 2004, compared with $17.1 million in the first half of 2003. We continue to benefit from increasing profitability at our wholesale and retail merchant energy business. These improvements have been partially offset by write-downs of about $4 million of certain noncore investments.

Regulatory Update

This year also has been marked by the settlement of many regulatory issues. This is important to many investors who cite regulatory certainty as a key factor in their analysis of utility stocks. Here is a list of some of the accomplishments to date:

     -    In May, we received final New Hampshire Public
          Utilities Commission (NHPUC) and local approvals of a $75 million conversion of an older coal-burning generating unit in Portsmouth, New Hampshire to burn wood chips. The project is expected to provide additional earnings to NU shareholders, reduce the unit's air emissions considerably, and provide an economic stimulus to the town of Portsmouth and to the New Hampshire wood industry.
     - On August 4, The Connecticut Department of Public Utility Control (DPUC) approved revisions to the CL&P distribution rate decision it issued in December 2003. The revisions will benefit CL&P's earnings in 2004 through 2007.
     - On September 2, the NHPUC approved the settlement of a distribution rate case involving Public Service Company of New Hampshire (PSNH). The settlement provided for rate increases of $3.5 million on October 1, 2004 and $10 million on June 1, 2005 and will help us offset rising pension and depreciation costs.
     - On September 3, the DPUC approved a proposal by Yankee Gas Services Co. to build a $108 million, 1.2 billion cubic foot liquefied natural gas storage facility on property Yankee owns in Waterbury, Connecticut. This facility will provide Yankee Gas and its customers with significant additional resources to meet high demands during the coldest winter days.
     - On September 15, the Federal Energy Regulatory Commission approved the settlement of an electric transmission rate case that we had reached with Connecticut, New Hampshire and Massachusetts regulators. This settlement gives us greater certainty over the timing of rate increases to support our proposed $1 billion-plus expansion of our electric transmission system.


Con Edison Litigation

We regularly receive inquiries concerning our litigation against Con Edison over the failed merger of the two companies. The most immediate issue being reviewed by the courts at this time is a lower court decision that NU shareholders of March 5, 2001, when Con Edison said it would not complete the merger on previously agreed upon terms, should benefit from any recoveries from Con Edison. We believe current shareholders should benefit. At this time, we cannot estimate when a trial will begin in this case.

Opportunity to Buy or Sell NU Shares

In 2002, we authorized Bank of New York, our stock transfer agent, and D. F. King, a shareholder services firm, to undertake a program for those NU shareholders owning fewer than 100 shares. That program allowed registered shareholders to either purchase enough NU shares to round up their holdings to 100 shares or to sell out their holdings completely. Nearly 8,000 NU shareholders took advantage of that program to either buy or sell shares while paying relatively modest commissions. Due to that program's success, we will be offering a similar opportunity this fall through the Bank of New York and D. F. King, and those NU shareholders holding fewer than 100 shares will receive a mailing about it shortly. This program is completely voluntary. For those shareholders with more than 100 shares, you will be able to continue to buy and sell NU shares through the Bank of New York. You may obtain a brochure describing the terms and conditions of this Direct Purchase and Sale Plan by calling (800) 999-7269.


I would like to conclude this letter on a personal note. It has been six months since NU's Board of Trustees entrusted me with the title of Chairman, President, and Chief Executive Officer. I continue to be impressed with the energy, expertise and commitment of NU's 6,800 employees and with our company's business prospects. I thank you for your continued investment in Northeast Utilities and look forward to continuing to provide you with a very competitive return on your investment dollars.

                         Very truly yours,



                         /s/ Charles W. Shivery